TC-3118

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03015488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41682

RECEIVED MAR 13 2003 MAIL PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Nov. 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CAVANAUGH & ASSOCIATES, INC.
d/b/a Hamilton Cavanaugh Investment Brokers, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

WHITE PLAINS (City) NY (State) 10603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW SAMPSON 914-761-6110 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTORO, AMEDEO & COMPANY
(Name — *if individual, state last, first, middle name*)

83 CALVERT ST. (Address) HARRISON (City) NY (State) 10528 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 28 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN HAMILTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01G06082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2001

SANTORO, AMEDEO & CO.

CERTIFIED PUBLIC ACCOUNTANTS

83 Calvert Street, Harrison, New York 10528
Tel: 914-835-2700
FAX: 914-835-2227

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
Valhalla, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2001, and related statements of income, changes in stockholder's equity, and cash flows for the two months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santoro, Amedeo & Company

June 6, 2002

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Current assets:		
Cash	$	68,593
Investments		59,100
Accounts receivable		234,790
Total current assets		362,483
Property and equipment:		
Equipment		133,255
Less accumulated depreciation		99,447
		33,808
Other assets:		
Deposits		483
Total assets	$	396,774
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	174,766
Other liabilities:		
Officer loans payable		50,000
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding		16,000
Retained earnings		156,008
Total stockholder's equity		172,008
Total liabilities and stockholder's equity	$	396,774

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE TWO MONTHS ENDED DECEMBER 31, 2001

Revenue:	
Commissions	$ 451,321
Operating expenses:	
Officer's compensation	53,308
Employee compensation	99,983
Payroll taxes	7,289
Rent	2,899
Insurance	5,849
Health insurance and medical	11,477
Advertising	5,593
Business gifts	184
Professional fees	80
Commissions	125,456
Computer maintenance	1,136
Automobile and travel	9,986
Client promotion	60,698
Office expense and maintenance	22,866
Telephone	12,490
Dues and subscriptions	5,829
Registration and membership fees	3,881
Depreciation	1,949
Donations	6,300
	437,253
Income before income taxes	14,068
Income taxes (benefit)	(14,983)
Net income	$ 29,051

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE TWO MONTHS ENDED DECEMBER 31, 2001

	Capital stock	Retained earnings
Balance, beginning of year	$ 16,000	$ 126,957
Net income	-	29,051
Balance, end of year	$ 16,000	$ 156,008

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE TWO MONTHS ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income	$	29,051
Adjustments to reconcile net income to net cash (used in) operating activities:		
Depreciation		1,949
(Increase) decrease in operating assets:		
Accounts receivable		(139,682)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		92,139
Income taxes payable		(111,333)
Net cash (used in) operating activities		(127,876)
Cash flows (used in) investing activities:		
Purchase of property and equipment		(5,527)
Cash flows from financing activities:		
Officers loans payable		75,000
Net (decrease) in cash		(58,403)
Cash, beginning of year		126,996
Cash, end of year	$	68,593
Supplemental disclosures:		
Interest paid	$	-
Income taxes (benefit)		(15,000)

1. Organization of company:

Hamilton Cavanaugh & Associates, Inc. a New York State corporation acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

2. Summary of significant accounting policies:

Basis of accounting:

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents:

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation:

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes:

The Corporation's stockholder has elected S corporation status for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a built-in gains tax on disposal of property and equipment and other assets. This tax applies to unrealized gains, if any, at November 1, 2001.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

2. Summary of significant accounting policies (continued):

Fair value of financial instruments:

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2001. All transactions are cleared through another broker-dealer on a fully disclosed basis.

3. Investments:

	Cost	Fair Market Value	Unrealized Holding Gains (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	45,000	-
	$ 59,100	$ 59,100	$ -

Warrants are exercisable no earlier than June 28, 2002, and the stocks are not readily marketable.

4. Related party transactions:

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC, a related company. Rent expense to the related company for the two months ended December 31, 2001 was $2,899.

At December 31, 2001 there was an Officer's loan payable of $50,000. This loan was unsecured and non-interest bearing, with no specified repayment date.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

5. Equipment lease:

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2001 are as follows:

Year Ending December 31	Amount
2002	$ 16,955
2003	21,450
2004	20,802
2005	19,934
2006	1,086
	$ 80,227

Rental expense for the leases for the two months ended December 31, 2001 was $1,957

6. **Net Capital requirement:**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggtregate indebtedness but not less than $5,000. Customer funds and/or securities will not be handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2001, Hamilton Cavanaugh & Associates, Inc. has $172,008 net capital.

7. **Retirement plan:**

The Company has a 401(k) plan covering substantially all eligible employees. The employee may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the two months ended December 31, 2001 was -0-.

8. **Income tax:**

The provision for income taxes for the two months ended December 31, 2001 was as follows:

	Current	Deferred	Total
State and local	$ 17	$ -	$ 17
Federal (benefit)	$ (15,000)	$ -	$ (15,000)
	$ (14,983)	$ -	$ (14,983)

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2001

Net Capital:		
Stockholder's equity		$ 172,008
Nonallowable assets:		
Nonallowable investments		59,100
Property and equipment, net		33,808
Petty cash		500
Utilities deposits		485
Total nonallowable assets:		93,893
Net capital before haircuts on security positions		78,115
Haircuts on securities		2,055
Net Capital		76,060
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 224,766	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		14,992
Net capital in excess of requirement		$ 61,068